Management's Discussion and Analysis

February 18, 2009

The following is management's discussion and analysis ("MD&A") of the results of operations for LPBP Inc. ("LPBP" or the "Company" and which was previously named Hemosol Inc.) for the year ended October 31, 2008 and its financial statements and accompanying notes.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report may contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Company Overview

Pursuant to a May 2004 plan of arrangement (the "Arrangement"), under section 182 of the Ontario Business Corporations Act, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and MDS's Ontario clinical laboratories services business ("Labs LP").  Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

Since the reorganization, the Company has not operated an active business.  Instead, the Company held an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP.  The Company was not active in the management of Labs LP or Hemosol LP as it only held a limited partnership interest in both entities.

The Company was entitled to share in the net income of Labs LP equal to its proportionate interest. The Company was required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

Since the Arrangement, the Company was able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to the interest in Labs LP.  The tax carryovers, accumulated through the previously owned Blood Products Business, have all been utilized as at October 31, 2008.

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets.  With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business in a transaction valued at $1.3 billion (the “MDS Sale”).  MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP.  To effect this transaction, the General Partner proposed the sale by Labs LP of the business and assets associated with the Labs Business (the “Partnership Sale”).  As noted above, the Company was the sole limited partner of the Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006, at which shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale.  At the meeting, held on November 24, 2006, those shareholders present or voting by proxy approved the appropriate resolutions.

On February 23, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale.  As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.

On February 28, 2007, the Company announced that the Board of Directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common Shares and Class B Non-Voting Shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  Holders of Class A Common Shares received the full $0.0543 per share as a return of capital and the share capital of Class A Common Shares was reduced to nil.  The difference between legal paid-up capital and accounting stated capital was charged to retained earnings. Holders of Class B Non-voting shares received a distribution which included both a return of capital and a dividend. As a result of this distribution, stated capital of Class B Non-voting shares was reduced by $24.9 million.   The purpose of all of these distributions was to distribute to shareholders the proceeds received by the Company as a result of the Partnership Sale. The Company has retained a portion of the proceeds to pay income taxes and future general corporate costs, after which the Company intends to payout a final dividend to all shareholders.

On February 28, 2007, the board of directors of the Company also declared a dividend in the aggregate amount of $615,000 or $0.00650896 per share, to holders of the Company’s Class A Common Shares which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-Voting Shares.

As a result of the Partnership Sale, Labs LP has been dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred as of February 2007 (approximately $107 million remains as of October 31, 2008 including total interest earned and after the payment of certain income taxes and corporate expenses) and continued to be held by MDS Inc in trust for the benefit of all partners.  The Company is entitled to the funds, as it may require, to fund day to day operations. The Company will received interest and investment returns on its prorate share of funds invested by the general partner in accordance with an arrangement agreed upon between MDS and LPBP in fiscal 2007. As at October, 31, 2008, the total interest earned amounted to approximately $4 million (2007 - $7 million).

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

A management information circular containing further particulars of the MDS Sale and the Partnership Sale is available at www.sedar.com.  A report of the particulars on the results of the shareholder votes is also posted on SEDAR.

Critical Accounting Policies

The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors.  These policies are set out in Note 2 to the Financial Statements for the year ended October 31, 2008. Certain policies are more significant than others and are therefore considered critical accounting policies.  Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position.  The policies identified as critical to the Company are discussed below.

Valuation of long-term investments

The Company’s investments in Labs LP had been accounted for on an equity basis based on the Company's ownership interest and the degree of influence it exerted on the management of the investee.  The investment was reviewed periodically to determine if there had been a decline in value that was other than temporary.  In the event that an impairment had occurred, the carrying value of the investment would have been written down to an amount that reflected management's estimate of what could be received from a sale of the investment.

Operating Results

In the year ended October 31, 2008, there were no equity earnings versus $712 million for the year ended October 31, 2007.  The year ended October 31, 2007 included a gain of $691 million in relation to the Partnership Sale.  As well, since the Partnership Sale was effective February 26, 2007, the period after this date did not include any operations of Labs LP. Since the close of the transaction, results for the Company have been limited to interest income on the funds being held in trust for the Company less general corporate expenses.

Liquidity and capital resources

The Company's liquidity and working capital was historically dependent on distributions from Labs LP and when the cash was paid out in dividends to shareholders.  Operating expenses were normally funded through the distributions received from Labs LP.  The Company does not expect to receive any further income from this investment.  However the Company believes that it has sufficient cash on hand, after the distributions described earlier, to continue covering its income taxes and general corporate expenses for the foreseeable future.

As at October 31, 2008, the Company has not entered into any contractual obligations, which will require future payments, including long-term debt.  Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments

There are no outstanding financial instruments as at October 31, 2008.

Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements as at October 31, 2008.

Risks and Uncertainties

Readers are referred to risk factors found in the Company's 2004 first quarter MD&A (filed on SEDAR, May 14, 2004).  Additional risk factors relating to the Partnership Sale are discussed in greater detail under the heading “Risk Factors” in the Company’s management information circular dated October 27, 2006 (filed on SEDAR, November 3, 2006).

Controls and Procedures

As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required.  The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.